Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 13, 2014
Relating to Preliminary Prospectus dated May 13, 2014
Relating to Registration No. 333-195140

Liquid Holdings Group, Inc.

On May 13, 2014, Liquid Holdings Group, Inc. (the “Company”) filed Amendment No. 2 to its Registration Statement on Form S-1 (Registration No. 333-195140) (“Registration Statement”) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated April 30, 2014 (referred to herein as the “Initial Preliminary Prospectus”). This free writing prospectus summarizes certain of the changes to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 2 to the Registration Statement (the “Preliminary Prospectus”). These changes include the addition of financial statements and financial and share data for the quarter ended March 31, 2014. A copy of the Preliminary Prospectus is included in Amendment No. 2 to the Registration Statement and can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1562594/000114420414029769/v378197_s1a.htm

Summary Financial Data	The disclosure set forth in the Preliminary Prospectus under “Summary Financial Data” has been updated in its entirety to read as set forth below.

Common stock offered by us	$40,000,000 of shares of common stock (or $46,000,000 of shares of common stock if the underwriters exercise their over-allotment option to purchase additional shares in full).

Net proceeds	The Company’s net proceeds from this offering are expected to be approximately $36.0 million (or approximately $41.6 million if the underwriters exercise in full their over-allotment option to purchase up to $6,000,000 of additional shares of the Company’s common stock), based on an assumed offering price of $2.70 per share, which is equal to the closing price of the Company’s common stock on The NASDAQ Global Market on May 12, 2014, after deducting the underwriting discount and estimated offering expenses payable by us.

Use of Proceeds	The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth below.

Capitalization	The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth below.

Dilution	The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth below.

SUMMARY FINANCIAL DATA

The following tables set forth summary financial data on a pro forma and historical basis for Liquid Holdings Group, Inc.

You should read the following summary historical and pro forma financial data in conjunction with the section titled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ the unaudited pro forma condensed consolidated financial statements and related notes, the consolidated financial statements and the accompanying notes of Liquid Holdings Group, Inc., the combined financial statements and accompanying notes of the Liquid Predecessor Companies and the historical financial statements of certain other entities previously acquired by us, included elsewhere in this prospectus.

We have presented the condensed consolidated balance sheet data as of March 31, 2014 (unaudited) and the condensed consolidated statement of operations and comprehensive loss data for the year ended December 31, 2013, for the period from April 24, 2012 to December 31, 2012 and for the three months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited) based on the consolidated financial statements and accompanying notes of Liquid Holdings Group, Inc. included elsewhere in this prospectus. We have presented the condensed consolidated statement of operations and comprehensive loss data for the period from January 1, 2012 to April 24, 2012 based on the combined financial statements of the Liquid Predecessor Companies as described in Note 1 to the combined financial statements included elsewhere in this prospectus. The as adjusted condensed consolidated balance sheet data as of March 31, 2014 gives effect to the issuance and sale of $40,000,000 of shares of common stock in this offering, at an assumed offering price of $2.70 per share, which is equal to the closing price of our common stock on The NASDAQ Global Market on May 12, 2014 and assuming no exercise of the underwriters’ over-allotment option and after deducting the underwriting discount and estimated offering expenses payable by us.

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	Liquid Holdings Group, Inc.					Liquid Predecessor Companies
	For the Fiscal Year Ended December 31, 2013	From Inception (April 24, 2012) to December 31, 2012	For the Three Months Ended March 31, 2014 (unaudited)	For the Three Months Ended March 31, 2013 (unaudited)	Pro forma For the Fiscal Year Ended December 31, 2013(1)	Period From January 1, 2012 to April 24, 2012
Condensed Consolidated Statement of Operations and Comprehensive Loss Data:
Revenues:
Software services	$2,925,650	$1,032,534	$1,282,332	$616,612	$2,925,650	$—
Brokerage activities	1,872,647	1,295,248	—	1,145,852	—	—
Total revenues	4,798,297	2,327,782	1,282,332	1,762,464	2,925,650	—
Cost of revenues (exclusive of items shown separately below):
Software services	1,452,801	388,860	600,130	284,040	1,452,801	—
Brokerage activities	1,248,192	817,559	—	747,247	—	—
Total cost of revenues	2,700,993	1,206,419	600,130	1,031,287	1,452,801	—
Gross margin	2,097,304	1,121,363	682,202	731,177	1,472,849	—
Operating expenses:
Compensation	18,885,418	28,285,420	3,649,239	2,053,456	18,885,418	73,494
Consulting fees	12,727,112	3,081,002	221,625	324,229	12,727,112	—
Depreciation and amortization	7,407,062	2,761,703	1,778,372	1,824,342	7,407,062	6,912
Other	9,797,831	3,485,427	3,201,876	1,685,698	9,667,591	284,333
Impairment of goodwill and intangible assets	—	1,550,652	—	—	—	3,300,000
Total operating expenses	48,817,423	39,164,204	8,851,112	5,887,725	48,687,183	3,664,739
Loss from operations	(46,720,119)	(38,042,841)	(8,168,910)	(5,156,548)	(47,214,334)	(3,664,739)
Non-operating income (expenses):
Registration rights penalty expense	—	(1,674,704)	—	—	—	—
Unrealized gain (loss) on contingent consideration payable	—	129,000	—	(34,619)	—	—
Gain (loss) on settlement of contingent consideration payable	(649,688)	1,545,000	—	—	(649,688)	3,300,000
Interest and other, net	60,500	(306,659)	4,301	9,877	60,500	—
Total non-operating expenses, net	(589,188)	(307,363)	4,301	(24,742)	(589,188)	3,300,000
Loss before income taxes	(47,309,307)	(38,350,204)	(8,164,609)	(5,181,290)	(47,803,522)	(364,739)
Income tax benefit	(697,260)	(104,340)	—	(71,975)	(697,260)	—
Net loss	(46,612,047)	(38,245,864)	(8,164,609)	(5,109,315)	(47,106,262)	(364,739)
Other comprehensive losses:
Foreign currency translation	(92,648)	(18,073)	(38,360)	14,559	(92,648)	—
Total comprehensive loss	$(46,704,695)	$(38,263,937)	(8,202,969)	(5,094,756)	$(47,198,910)	$(364,379)
Basic and diluted loss per common share:	$(2.10)	$(2.46)	$(0.33)	$(0.26)	$(2.12)	$—
Weighted average common shares outstanding during the period, basic and diluted	22,230,943	15,517,444	24,544,379	19,966,153	22,230,943	—

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	(unaudited) At March 31, 2014	At March 31, 2014 As Adjusted for this Offering(2)
Condensed Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	$2,323,943	$38,323,943
Notes receivable from related parties	659,628	659,628
Other intangible assets, net of amortization	9,771,015	9,771,015
Goodwill	13,182,936	13,182,936
Other assets	2,710,585	2,710,585
Total assets	$28,648,107	$64,648,107
Liabilities and equity:
Accounts payable and accrued expenses	$2,813,195	$2,813,195
Other liabilities	111,461	111,461
Total liabilities	2,924,656	2,924,656
Equity	25,723,451	61,723,451
Total liabilities and equity	$28,648,107	$64,648,107

_________________

(1)	The pro forma December 31, 2013 column reflects the elimination of the over-the-counter brokerage operations of LPS and Liquid Futures, LLC (“Futures”), as if such operations ceased effective January 1, 2013.
(2)	The as adjusted for this offering column gives effect to the issuance of $40,000,000 of shares of common stock in this offering at an assumed offering price of $2.70 per share, which is equal to the closing price of our common stock on The NASDAQ Global Market on May 12, 2014 and the receipt of estimated net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of such proceeds as outlined in the section titled “Use of Proceeds”.

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USE OF PROCEEDS

Our net proceeds from this offering are expected to be approximately $36.0 million (or approximately $41.6 million if the underwriters exercise in full their over-allotment option to purchase up to $6,000,000 of additional shares of our common stock), based on an assumed public offering price of $2.70 per share, which is equal to the closing price of our common stock on The NASDAQ Global Market on May 12, 2014, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for the repayment in full of the $1 million we borrowed under our Revolving Promissory Note with Mr. Von Allmen, under which interest is payable quarterly on any amounts borrowed at a rate of 4% per annum and all amounts borrowed are repayable at maturity on April 30, 2015.

We intend to use the remaining portion of the net proceeds from this offering for investments in our technology and our sales and marketing functions, and for working capital and general corporate purposes, which may also include acquisitions of complementary businesses, products or technologies. While we routinely engage in discussions with third parties regarding potential acquisitions in the ordinary course of our business, we do not have any current arrangements, definitive agreements or commitments with respect to any potential acquisitions, as of the date of this prospectus in which proceeds of the offering would be used.

Except as otherwise set forth above, we cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering. Accordingly, our management will have broad discretion over the use of the net proceeds from this offering. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our business and product development, the level of our sales and marketing activities and our investments and acquisitions.

Pending specific application of the net proceeds from this offering, we expect to invest the net proceeds from this offering primarily in short-term, interest bearing, investment grade securities, certificates of deposit or government securities.

We may sell less than $40,000,000 of shares of common stock and to the extent we do so, net proceeds to the company will be reduced accordingly.

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CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2014 (i) on an actual basis and (ii) as adjusted for this offering (assuming a public offering price of $2.70 per share, which is equal to the closing price of our common stock on The NASDAQ Global Market on May 12, 2014). The as adjusted for this offering information also gives effect to the receipt of the net proceeds of this offering as outlined in the section titled “Use of Proceeds.” You should also read the following table in conjunction with the sections titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2014	As adjusted for this offering
Assets:
Cash and cash equivalents	$2,323,943	$38,323,943
Stockholders’ Equity:
Preferred Stock, $0.0001 par value; 10,000,000 shares authorized and no shares issued and outstanding	$—	$—
Common Stock, $0.0001 par value; 200,000,000 shares authorized, 24,771,828 shares issued and outstanding historical, and 39,586,643 shares issued and outstanding as adjusted for the offering	2,477	3,958
Additional paid-in capital	119,921,653	155,920,172
Accumulated deficit	(93,022,520)	(93,022,520)
Treasury stock; 121,674 shares at March 31, 2014	(1,029,078)	(1,029,078)
Accumulated other comprehensive loss	(149,081)	(149,081)
Total Capitalization	$25,723,451	$61,723,451

The number of shares of our common stock to be outstanding after this offering is based on 24,771,828 shares outstanding as of March 31, 2014. The number of shares of common stock outstanding does not reflect:

•	any exercise by the underwriters of their over-allotment option to purchase up to $6,000,000 of additional shares of common stock from us;
•	1,146,002 additional shares of common stock issuable under outstanding but unvested RSUs as of March 31, 2014;
•	107,911 additional shares of common stock issuable under vested RSUs as of March 31, 2014;
•	420,505 additional shares of common stock underlying options granted to our employees as of March 31, 2014; and
•	1,078,667 additional shares of common stock reserved for future issuance under our 2012 Amended and Restated Stock Incentive Plan, or Stock Incentive Plan as of March 31, 2014.

A $0.25 increase (or decrease) in the assumed public offering price of $2.70 per share would increase (or decrease) each of cash and cash equivalents and total capitalization by $3,444,444, assuming the number of shares of common stock offered by us remains the same, and after deducting the estimated underwriting discount and estimated offering expenses.

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DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value as of March 31, 2014 was $2.8 million, or $0.11 per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 24,771,828 shares of our common stock outstanding.

After giving effect to the sale of 14,814,815 shares of common stock by us, at an assumed public offering price of $2.70 per share, which is equal to the closing price of our common stock on The NASDAQ Global Market on May 12, 2014, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2014 would have been $38.8 million, or $0.98 per share. This represents an immediate increase in pro forma net tangible book value per share of $0.87 to existing stockholders and immediate dilution of $1.72 in pro forma net tangible book value per share to new investors purchasing common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis.

Assumed public offering price per share		$2.70
Net tangible book value per share as of March 31, 2014	$0.11
Increase in net tangible book value per share attributable to new investors	0.87
Pro forma net tangible book value per share after this offering		0.98
Dilution per share to new investors		$1.72

If the underwriters exercise their option to purchase additional shares or if any additional shares are issued in connection with outstanding options, you will experience further dilution.

The number of shares of common stock outstanding does not reflect:

•	any exercise by the underwriters of their over-allotment option to purchase up to $6,000,000 of additional shares of common stock from us;
•	1,146,002 additional shares of common stock issuable under outstanding but unvested RSUs as of March 31, 2014;
•	107,911 additional shares of common stock issuable under vested RSUs as of March 31, 2014;
•	420,505 additional shares of common stock underlying options granted to our employees as of March 31, 2014; and
•	1,078,667 additional shares of common stock reserved for future issuance under our 2012 Amended and Restated Stock Incentive Plan, or Stock Incentive Plan as of March 31, 2014.

A $0.25 increase (or decrease) in the assumed public offering price of $2.70 per share, which is equal to the closing price of our common stock on The NASDAQ Global Market on May 12, 2014, would increase (or decrease) the total consideration paid by new investors in this offering and by all investors by $3,703,704 million, and would increase (or decrease) dilution to new investors by $0.16, assuming the number of shares of common stock offered by us remains the same and after deducting the estimated underwriting discount and estimated offering expenses.

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